                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended March 31, 2003

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
PART I - FINANCIAL INFORMATION
Item 1.  Financial Statements....................................................................        3
Item 2.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations..............................................................       11
Item 3.  Quantitative and Qualitative Disclosures About Market Risk..............................       19


PART II - OTHER INFORMATION
Item 1.  Legal Proceedings.......................................................................       22
Item 2.  Changes in Securities and Use of Proceeds...............................................       22
Item 3.  Defaults Upon Senior Securities.........................................................       22
Item 4.  Submission of Matters to a Vote of Security Holders.....................................       22
Item 5.  Other Information.......................................................................       22
Item 6.  Exhibits and Reports on Form 6-K........................................................       23

SIGNATURES.......................................................................................       24

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "Company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$", "US$", "dollars" and "US dollars" are to the legal currency of the United States, and all references to "S$" and "Singapore dollars" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans for Fab 7 (including the initial production date), the accruals we have made for the estimated cost of obtaining technology licenses, our plan to phase-out Fab 1 and consolidate the business into Fab 2 and the timing of such consolidation; our expectation of the financial impact of the closure, including the expected costs and income tax expense associated with the Fab 1 restructuring are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward-looking statements are: changes in the industry and market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demand and adoption of new technology; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the availability of our equipment; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; competition; the hostilities in Iraq and the outbreak of severe acute respiratory syndrome in various parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                      US GAAP
                                                           Three Months Ended March 31,
                                                          -----------------------------
                                                            2002                 2003
                                                          ---------           ---------
Net revenue ...........................................   $  84,362           $ 103,847
Cost of revenue .......................................     148,120             157,316
                                                          ---------           ---------
Gross loss ............................................     (63,758)            (53,469)
                                                          ---------           ---------

Operating expenses:
  Research and development ............................      24,708              32,527
  Fab start-up costs ..................................       1,901               2,181
  Sales and marketing .................................       9,694               9,977
  General and administrative ..........................      14,565               9,948
  Other operating expenses ............................           -             (24,792)
                                                          ---------           ---------
     Total operating expenses .........................      50,868              29,841
                                                          ---------           ---------

Operating loss ........................................    (114,626)            (83,310)
Equity in income (loss) of SMP ........................     (29,818)              1,927
Other income, net .....................................       5,209               4,748
Interest income .......................................       4,346               3,745
Interest expense ......................................     (10,747)             (9,748)
Exchange gain .........................................       1,770                 236
                                                          ---------           ---------
Loss before income taxes ..............................    (143,866)            (82,402)
Income tax expense ....................................      (1,579)             (2,826)
                                                          ---------           ---------
Loss before minority interest .........................    (145,445)            (85,228)
Minority interest in loss of CSP ......................      17,077               9,491
                                                          ---------           ---------
Net loss prior to cumulative effect adjustment ........    (128,368)            (75,737)
Cumulative effect adjustment ..........................           -              (6,421)
                                                          ---------           ---------
Net loss ..............................................    (128,368)            (82,158)
Other comprehensive income (loss) .....................       4,391                (126)
                                                          ---------           ---------
Comprehensive loss ....................................   $(123,977)          $ (82,284)
                                                          =========           =========

Net loss per share and ADS*

Basic and diluted net loss per share:
  Prior to cumulative effect adjustment ...............   $   (0.08)          $   (0.03)
  Cumulative effect adjustment ........................           -                   -
                                                          ---------           ---------
Net loss per share ....................................   $   (0.08)          $   (0.03)
                                                          =========           =========

Basic and diluted net loss per ADS:
  Prior to cumulative effect adjustment ..............    $   (0.81)          $   (0.30)
  Cumulative effect adjustment .......................            -               (0.03)
                                                          ---------           ---------
Net loss per ADS .....................................    $   (0.81)          $   (0.33)
                                                          =========           =========

Number of shares (in millions) used in computing
 basic and diluted net loss per share ................      1,592.1             2,498.7

Number of ADS (in millions) used in computing
 basic and diluted net loss per ADS ..................        159.2               249.9

* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                     US GAAP
                                                                      As of
                                                        -------------------------------
                                                        December 31,          March 31,
                                                            2002                2003
                                                        ------------         ----------
ASSETS
Cash and cash equivalents ...........................    $1,210,925          $1,089,996
Accounts receivable, net ............................        95,764             110,026
Inventories .........................................        21,275              23,591
Prepaid expenses ....................................         4,081               5,361
                                                         ----------          ----------
     Total current assets ...........................     1,332,045           1,228,974
Investment in SMP ...................................        33,764              37,113
Technology license agreements .......................        16,540              83,908
Other non-current assets ............................        94,320              43,927
Property, plant and equipment, net ..................     1,861,231           1,805,828
                                                         ----------          ----------
     Total assets ...................................    $3,337,900          $3,199,750
                                                         ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable ....................................    $  126,993          $   69,583
Current installments of long-term debt ..............        64,001             126,600
Accrued operating expenses ..........................       141,016             109,722
Other current liabilities ...........................        57,976              89,713
                                                         ----------          ----------
     Total current liabilities ......................       389,986             395,618
Long-term debt, excluding current installments ......     1,115,930           1,043,079
Other non-current liabilities .......................        38,885              55,765
                                                         ----------          ----------
     Total liabilities ..............................     1,544,801           1,494,462
Minority interest ...................................         7,640                   -
Shareholders' equity ................................     1,785,459           1,705,288
                                                         ----------          ----------
     Total liabilities and shareholders' equity .....    $3,337,900          $3,199,750
                                                         ==========          ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                                   US GAAP
                                                                         For The Three Months Ended
                                                                      --------------------------------
                                                                       March 31,             March 31,
                                                                         2002                  2003
                                                                      ----------            ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ..........................................................   $ (128,368)           $  (82,158)
Adjustments to reconcile net loss to net cash .....................
 provided by operating activities:
Cumulative effect adjustment ......................................            -                 6,421
Equity in (income) loss of SMP ....................................        8,808                (1,927)
Depreciation and amortization .....................................      113,247               112,336
Foreign exchange (gain) loss ......................................         (858)                  198
Minority interest in loss of CSP ..................................      (17,077)               (9,491)
(Gain) loss on disposal of property, plant and equipment ..........           63                  (595)
Cancellation of employee bonus award plan .........................            -               (27,531)
Other .............................................................          621                  (651)
Changes in operating working capital:
Accounts receivable ...............................................        3,051                (7,994)
Amount due from/to ST, ST affiliates and SMP, net .................      (15,666)               (1,657)
Inventories .......................................................       (1,902)               (2,316)
Prepaid expenses ..................................................       (3,546)               (1,280)
Trade accounts payable ............................................         (995)                1,802
Accrued operating expenses ........................................        5,513                (5,227)
Other current liabilities .........................................       (1,015)                9,674
                                                                      ----------            ----------
Net cash used in operating activities: ............................      (38,124)              (10,396)
                                                                      ----------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment
 and other assets .................................................       15,196                   600
Purchase of property, plant and equipment .........................      (51,053)              (95,311)
Payments for technology intangibles ...............................            -               (15,670)
                                                                      ----------            ----------
Net cash used in investing activities: ............................      (35,857)             (110,381)
                                                                      ----------            ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Debt ..............................................................
  Borrowings ......................................................       12,000                31,000
  Repayments ......................................................      (85,198)              (32,509)
Issuance of ordinary shares .......................................        2,642                 1,555
Other .............................................................      (11,971)                    -
                                                                      ----------            ----------
Net cash provided by (used in) financing activities: ..............      (82,527)                   46
                                                                      ----------            ----------

Net decrease in cash and cash equivalents .........................     (156,508)             (120,731)
Effect of exchange rate changes on cash and cash equivalents ......           21                  (198)
Cash and cash equivalents at the beginning of the period ..........    1,041,616             1,210,925
                                                                      ----------            ----------
Cash and cash equivalents at the end of the period ................   $  885,129            $1,089,996
                                                                      ==========            ==========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2003

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd. currently owns, or has an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. ("SMP"), which is jointly-owned with Agere Systems Singapore Pte. Ltd. ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. ("CSP"), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte. Ltd. ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. ("ST") and EDB Investments Pte. Ltd. ("EDBI"). Our sixth fab, Fab 7, which will be developed as the Company's first 300-mm facility, is ready for equipment installation. As a result of the joint development and manufacturing agreement with IBM, which affords us the flexibility to defer pilot production from Fab 7, and based on current assessment of market demand, initial production from Fab 7 is expected to be in late third quarter of 2004.

     The Company was incorporated in Singapore in 1987. As of March 31, 2003, the Company was 60.4% owned by ST and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.   Basis of Presentation

     The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and its majority owned and controlled affiliates. All significant intercompany balances and transactions have been eliminated in consolidation.

4.   Net Income (Loss) per Share

     Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.

     The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

                                                                    Three Months Ended March 31,
                                                                    ----------------------------
                                                                     2002                 2003
                                                                    -------              -------
                                                                           (In thousands)
Convertible debt .............................................      214,792              214,792
Stock options ................................................       99,228              109,138


5.   Cumulative Effect Adjustment

     Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $26.9 million related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. This was recorded as an increase in property, plant and equipment of the same amount, net of accumulated depreciation since the lease commencement dates of $6.9 million and an offsetting cumulative effect of adoption of $6.4 million plus a reduction in minority interest of $0.5 million.

                                                                    In thousands of US dollars
Beginning liability balance at December 31, 2002..............                     -
Cumulative effect adjustment .................................               $26,845
Current period expense........................................                     -
Accretion expense.............................................                     -
Amount paid...................................................                     -
                                                                             -------
Ending liability balance at March 31, 2003....................               $26,845
                                                                             =======

6.   Other Comprehensive Income (Loss)

                                                                  Three Months Ended March 31,
                                                                  ----------------------------
                                                                   2002                 2003
                                                                  ------               -------
                                                                  (In thousands of US dollars)
Reclassification of (gain) loss on cash flow
 hedges into net income (loss) ...............................    $ (961)              $  (148)
Unrealized gain (loss) on hedges .............................     3,421                (1,389)
Share of OCI of SMP ..........................................     1,939                 1,422
Foreign currency translation adjustment ......................        (8)                  (11)
                                                                  ------               -------
                                                                  $4,391               $  (126)
                                                                  ======               =======


7.   Inventories

                                                                                As of
                                                                 ---------------------------------
                                                                 December 31,            March 31,
                                                                     2002                   2003
                                                                 ------------            ---------
                                                                    (In thousands of US Dollars)
Raw materials ................................................      $ 1,296               $ 1,006
Work in process ..............................................       17,308                20,365
Consumable supplies and spares ...............................        2,671                 2,220
                                                                    -------               -------
                                                                    $21,275               $23,591
                                                                    =======               =======


8.   Long-term debt

                                                                               As of
                                                                  -----------------------------
                                                                  December 31,        March 31,
                                                                      2002              2003
                                                                  ------------       ----------
                                                                   (In thousands of US Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments .......................     $  188,692        $  154,097
US dollar loan at floating rates repayable in semi-annual
 installments ................................................        377,000           408,000
2.50% Senior Convertible Notes Due 2006 ......................        603,609           596,451
Other ......................................................           10,630            11,131
                                                                   ----------        ----------
                                                                    1,179,931         1,169,679
Less current installments ....................................        (64,001)         (126,600)
                                                                   ----------        -----------
Long-term debt, excluding current installments ...............     $1,115,930        $1,043,079
                                                                   ==========        ===========

9.   Stock-based compensation

     The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                  Three Months Ended March 31,
                                                                  ----------------------------
                                                                    2002                2003
                                                                  ---------           --------
                                                                  (In thousands of US Dollars)
Stock-based compensation cost
  As reported (intrinsic method)............................      $    (121)          $    (18)
  Pro forma (fair value method) ............................      $ (18,396)          $ (9,385)

Net loss
  As reported .............................................       $(128,368)          $(82,158)
  Pro forma ................................................      $(146,643)          $(91,525)

Basic and diluted net loss per share *
  As reported ..............................................      $   (0.08)          $  (0.03)
  Pro forma ................................................      $   (0.09)          $  (0.04)

Basic and diluted net loss per ADS *
  As reported ..............................................      $   (0.81)          $  (0.33)
  Pro forma ................................................      $   (0.92)          $  (0.37)

* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.


10.  Contingencies

     The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.

11.  Other Operating Expenses

     Other operating expenses related to the following two items:

     On February 13, 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business into Fab 2. The Company expects to complete this closure by March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include potential gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2. The current period expense was recorded under other operating expenses.

                                        Total      Cumulative   Beginning    Current                Ending
                                      estimated     expense     liability     period    Amount     liability
                                        costs       to-date     balances     expense     paid       balances
                                     -----------   ----------   ---------    -------    ------     ---------
Employee termination benefits......  $        8m     $1.8m         $-         $1.8m       $-         $1.8m
Plant closure, customer
assistance and related
expenses...........................   10m to 14m      0.9m          -          0.9m        -          0.9m
                                     -----------     -----         --         -----       --         -----
Total  ............................  $18m to 22m     $2.7m         $-         $2.7m       $-         $2.7m
                                     ===========     =====         ==         =====       ==         =====

     In prior years, the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. In March 2003, the Company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $27.5 million was eliminated by decreasing compensation expense in the period of cancellation. The gain was recorded under other operating expenses.


12.  Recently Issued Accounting Standards

     The Task Force reached a consensus on EITF 00-21 "Revenue arrangements with multiple deliverables" on November 21, 2002. The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. The principles applicable to this Issue require revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting.

     The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact on its consolidated financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                                    Three Months Ended March 31,
                                                                  --------------------------------
                                                                      2002                   2003
                                                                     ------                 -----
                                                                  (as a percentage of net revenue)
Net revenue ..................................................        100.0%                100.0%
Cost of revenue ..............................................        175.6                 151.5
                                                                     ------                 -----
Gross loss ...................................................        (75.6)                (51.5)
                                                                     ------                 -----

Operating expenses:
  Research and development ...................................         29.3                  31.3
  Fab start-up costs .........................................          2.3                   2.1
  Sales and marketing ........................................         11.5                   9.6
  General and administrative .................................         17.2                   9.6
  Other operating expenses....................................            -                 (23.9)
                                                                     ------                 -----
     Total operating expenses ................................         60.3                  28.7
                                                                     ------                 -----

Operating loss ...............................................       (135.9)                (80.2)
Equity in income (loss) of SMP................................        (35.4)                  1.9
Other income, net ............................................          6.2                   4.6
Interest income ..............................................          5.2                   3.6
Interest expense .............................................        (12.7)                 (9.4)
Exchange gain ................................................          2.1                   0.2
                                                                     ------                 -----
Loss before income taxes .....................................       (170.5)                (79.3)
Income tax expense ...........................................         (1.9)                 (2.7)
                                                                     ------                 -----
Loss before minority interest ................................       (172.4)                (82.0)
Minority interest in loss of CSP .............................         20.2                   9.1
                                                                     ------                 -----
Net loss prior to cumulative effect adjustment ...............       (152.2)                (72.9)
Cumulative effect adjustment..................................            -                  (6.2)
                                                                     ------                 -----
Net loss......................................................       (152.2)%               (79.1)%
                                                                     ======                 =====

Three months ended March 31, 2002 and March 31, 2003

     Net revenue. Net revenue of $103.8 million for the quarter ended March 31, 2003 represented an increase of 23.1% as compared to $84.4 million for the quarter ended March 31, 2002. This increase was primarily the result of higher volumes though average selling price, or ASP, recorded a decline. Shipments in first quarter 2003 were 111.6 thousand eight-inch equivalent wafers, an increase of 36.8% compared to 81.6 thousand eight-inch equivalent wafers in first quarter 2002. ASP decreased by 10% from $1,034 per wafer to $931 per wafer over the same period, primarily due to customer mix and pricing pressures.

     The revenue growth was primarily driven by a significant increase in the communications segment, offset by a decrease in the consumer segment. In first quarter 2002, the computer segment, which represented 49% of our total revenues, was our highest revenue contributor, followed by the communications segment at 26% of our total revenues. As a result of increasing sequential growth in our revenues from the communications segment since the first quarter 2002, coupled with a decline in our revenues in the computer segment in the latter half of 2002, our highest revenue contribution in first quarter 2003 was from the communications segment, which represented 43% of our total revenues. Revenues from the computer segment represented 39% of our total revenues. We believe some of our customers in this segment are working through excess inventory.

     Based on revenue breakdown by geographical region, net revenue increased across all the regions in first quarter 2003 as compared to first quarter 2002, except Japan that recorded a decline of 55%. The highest increase in both dollar and percentage terms was from the Europe region, where revenues increased by more than 200%. This was followed by the Asia Pacific region which increased by 78% and the Americas which increased by 17%. The Americas continued to be our largest contributor to revenues, representing 63% of our total revenues for first quarter 2003, slightly down from 66% of our total revenues in the year-ago quarter.

     As a result of recent gains, revenues from advanced technology products, which we define as 0.18-micron and below, more than tripled from first quarter 2002 to first quarter 2003. These revenues represented 25% of our total revenues in the current quarter, compared to 10% in the year-ago quarter. Progress in ramping advanced technology products was also the primary reason that our share of SMP revenues increased to $38.2 million in first quarter 2003, compared to $1.7 million in the year-ago quarter. Revenues of 0.18-micron and below products represented 92% of our share of SMP revenues in first quarter 2003. SMP is a joint venture company that we own a minority interest in, and in determining our share of SMP's revenues, only the sales to customers that Chartered directs to SMP are included.

     Cost of revenue and gross loss. Cost of revenue increased 6.2% from $148.1 million for first quarter 2002 to $157.3 million for first quarter 2003, primarily due to increased volume. Cost per wafer shipped decreased by 22% from $1,816 per wafer for first quarter 2002 to $1,410 per wafer for first quarter 2003. Gross margin as a percentage of net revenue improved across the same period, from negative 75.6% to negative 51.5%, primarily due to significantly higher revenues.

     Research and development expenses. Research and development (R&D) expenses increased 31.6% from $24.7 million for first quarter 2002 to $32.5 million for first quarter 2003, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling system-level integration. Included in the R&D expenses for the current quarter was our share of this quarter's expense related to the IBM joint development agreement announced in November 2002.

     Sales and marketing expenses. Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to customer prototyping activities, remained essentially flat for both the quarters ended March 31, 2002 and 2003 respectively. As a percentage of net revenue, sales and marketing expenses decreased from 11.5% for first quarter 2002 to 9.6% for first quarter 2003, which reflects the effect of increase in revenues.

     General and administrative expenses. General and administrative expenses were $9.9 million for first quarter 2003, a decrease of 31.7 % compared to $14.6 million in the year-ago quarter, primarily due to payroll related items. A reduction in headcount also contributed to this decrease.

     Other operating expenses. Other operating expenses were a net gain of $24.8 million in first quarter 2003 and related to the following two items:

- A gain of $27.5 million associated with the conclusion of the Company's employee bonus award plan.
- Restructuring charge of $2.7 million relating to the phase out of the Company's Fab 1.

Further details of these two items are disclosed in Note 11 of the financial statements.

     Equity in income (loss) of SMP. Equity in income of SMP, our minority-owned joint venture company, was $1.9 million for first quarter 2003 compared to a loss of $29.8 million for first quarter 2002, primarily due to significantly higher revenues at SMP.

     Other income. Other income decreased 8.9% from $5.2 million for first quarter 2002 to $4.7 million for first quarter 2003. The decrease was primarily due to lower grant income related to our research and development and training activities.

     Interest income and interest expense. Net interest expense was $6.4 million for first quarter 2002 compared to $6.0 million for first quarter 2003. Interest income decreased by $0.6 million over the same period, primarily due to lower interest rates, partially offset by interest income on higher deposit balances. Interest expense decreased by $1 million over the same period, primarily due to lower interest rates.

     Exchange gain. Exchange gain was $0.2 million for first quarter 2003 compared to $1.8 million for first quarter 2002. The lower gain was due to currency fluctuations between the U.S. dollar against the Singapore dollar, Japanese yen and Euro.

     Income tax expense. Income taxes increased 79% from $1.6 million for first quarter 2002 to $2.8 million for first quarter 2003. The tax expense for Fab 1 in the year-ago quarter was accrued based on the concessionary post-pioneer rate of 10%. Tax expense for Fab 1 in first quarter 2003 was $1.7 million, which related to an impact on deferred tax assets due to the planned phase-out of Fab
1. This tax expense was accrued based on the full corporate tax rate of 22%, since as a result of the proposed consolidation of the business of Fab 1 into Fab 2, we will not be able to fulfill the conditions required to maintain our post-pioneer status. We are currently discussing this with the relevant authorities.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased 44.4% from $17.1 million for first quarter 2002 to $9.5 million for first quarter 2003. Although CSP's losses increased in first quarter 2003 compared to the year-ago quarter, the minority interest in loss of CSP decreased. This was due to CSP's net worth becoming negative in first quarter 2003, thereby requiring the Company to recognize 100% of CSP's losses from that point forward. The impact of this was the Company recognizing an additional loss of $10.7 million in first quarter 2003 than what would have been recognized if CSP's net worth was still positive. The Company will continue to absorb 100% of CSP's losses (and profits) until such time as CSP's net worth becomes positive.

     CSP, which is a consolidated subsidiary of Chartered, began operations in 1999 and is Chartered's most advanced operational fab. As a result of the prolonged semiconductor downturn, which began in late 2000, CSP's start-up plan was delayed and revised several times. CSP continues to make capacity additions consistent with market demand; however its current capacity is only 43% of planned full capacity, substantially below the level required to break even.


LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2003, our principal sources of liquidity included $1,090.0 million in cash and cash equivalents and $486.1 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash used in operating activities totaled $38.1 million for the three months ended March 31, 2002. Net cash used in operating activities totaled $10.4 million for the three months ended March 31, 2003. The decrease was primarily due to the lower net loss incurred for the three months ended March 31, 2003, compared with the corresponding period in 2002, after taking into account the effect of non-cash adjustments and the unfavorable working capital change. The non-cash adjustments in the three months ended March 31, 2003 were primarily due to depreciation and amortization, cancellation of employee bonus award plan, minority interest in loss of CSP and equity in income (loss) of SMP. The unfavorable working capital change during the same period was primarily due to the decrease in accrued operating expenses, a decrease in amounts due to SMP, an increase in accounts receivable primarily due to slower collections and a higher sales level in March, and an increase in work-in-process inventory.

     Net cash used in investing activities totaled $35.9 million for the three months ended March 31, 2002 and $110.4 million for the three months ended March 31, 2003. Investing activities consisted primarily of capital expenditures totaling $51.0 million for the three months ended March 31, 2002 and $95.3 million for the three months ended March 31, 2003 as well as technology license fees of $15.7 million paid in first quarter 2003. Capital expenditures for the three months ended March 31, 2003 were mainly related to capacity additions at leading-edge technologies.

     Net cash used in financing activities totaled $82.5 million for the three months ended March 31, 2002 and was primarily due to term loan repayments and refund of customer deposits, offset by long-term borrowings to finance capital expenditures. Net cash provided by financing activities totaled $0.05 million for the three months ended March 31, 2003, which reflected net impact of loan repayments and borrowings during the same period.


INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2002 and March 31, 2003 is shown below:

                                                                              As of
                                                                   ----------------------------
                                                                   December 31,       March 31,
                                                                       2002             2003
                                                                   ------------       ---------
                                                                   (in thousands of US Dollars)
Cost .........................................................     $120,959            $120,959
Share of retained post-formation loss ........................      (77,924)            (75,997)
Share of accumulated other comprehensive loss ................       (9,271)             (7,849)
                                                                   --------            --------
                                                                   $ 33,764            $ 37,113
                                                                   ========            ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement with the majority joint venture partner of SMP, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us was $21.0 million and zero for the three months ended March 31, 2002 and March 31, 2003, respectively.

     Reconciliation of equity in loss of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                                    Three Months Ended March 31,
                                                                    ----------------------------
                                                                      2002                 2003
                                                                    --------              ------
                                                                    (in thousands of US Dollars)
Equity in loss of SMP in consolidated statements
 of operations................................................      $(29,818)             $1,927
Allocated wafer capacity cost ................................        21,010                   -
                                                                    --------              ------
Equity in loss of SMP in consolidated
 statements of cash flows ....................................      $ (8,808)             $1,927
                                                                    ========              ======

     Summarized financial information for SMP is shown below:

                                                                                As of
                                                                    -----------------------------
                                                                    December 31,        March 31,
                                                                        2002              2003
                                                                    ------------       ----------
                                                                     (in thousands of US Dollars)
Current assets ...............................................       $ 160,083         $ 157,949
Other assets .................................................           2,688             2,436
Property, plant and equipment ................................         405,116           370,190
Current installments of long-term debt .......................        (107,143)         (107,143)
Other current liabilities ....................................         (53,006)          (48,810)
Long-term debt ...............................................        (171,429)         (128,571)
Other liabilities ............................................         (20,703)          (16,640)
                                                                     ---------         ---------
Shareholders' equity .........................................       $ 215,606         $ 229,411
                                                                     =========         =========

                                                                        Three Months Ended March 31,
                                                                       -----------------------------
                                                                         2002                 2003
                                                                       -------              --------
                                                                       (in thousands of US Dollars)
Net revenue ..................................................         $60,662              $87,620
Gross profit  ................................................           5,359               17,066
Operating income .............................................           3,165               19,027
Net income (loss) ............................................          (3,667)              10,903

Note (1): Net revenue includes billings for allocated wafer capacity of $26.8 million and zero for the three months ended March 31, 2002 and March 31, 2003, respectively.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies have a significant effect on the determination of our reported financial position and results of operations:

o Depreciation, amortization and valuation of long-lived and intangible assets;
o    Valuation of inventory; and
o    Sales returns, product warranties and allowances for doubtful accounts.

Depreciation, amortization and valuation of long-lived and intangible assets

Depreciation of our wafer fabs, and the mechanical and electrical installations in the fabs, is provided on straight-line basis over their estimated useful lives of 20 years and 10 years respectively. Depreciation of the wafer fabs, and the mechanical and electrical installations therein, commences from the date when the building is ready for its intended use. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years, commencing from the date that the equipment or machinery is ready for its intended use, which is not to exceed 12 months from the purchase date.

The useful life estimates used for calculation of depreciation reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand.

We capitalize interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company's pooled borrowings.

We routinely review the remaining estimated useful lives of our property, plant and equipment to determine if such lives should be adjusted due to changes in technology, production techniques and demand. We also review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated from the assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the estimated useful life of the license. We routinely review the remaining estimated useful lives of our capitalized technology licenses. We also review our capitalized technology licenses for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Valuation of inventory

Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. We capitalize labor and overhead costs associated with the manufacture of our products. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

We routinely review our inventories for indications of obsolescence and to compare their carrying value against their market value, to determine if inventories should be written down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage and changes in market demand for our inventories.


Sales returns, product warranties and allowances for doubtful accounts

Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of a final understanding between us and the customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for sales returns.

The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of claims under our warranty guarantees and sales returns. We make estimates of potential warranty costs and sales returns related to current period product revenue. We provide for such costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the warranty and sales return allowances in any accounting period

Similarly, we must make estimates of the collectability of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectability of individual receivable balances, we consider the age of the balance, the customer's payment history, their current credit-worthiness and economic trends that could affect them.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.


INTEREST RATE RISK

     Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

     We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may be periodically needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

     As of March 31, 2003 our long-term debt obligations are as follows:

                                              Expected Maturity Date                           Weighted    December
                                        (In thousands, except interest rate)                   Average     31, 2002
                            --------------------------------------------------------------     Interest    ----------
                              2003       2004       2005       2006       2007    Total          Rate         Total
                            -------    --------   --------   --------     ----  ----------     --------    ----------
LONG-TERM DEBT
U.S. dollar at floating
 rate ....................        -    $136,000   $136,000   $136,000       -   $  408,000       2.28%     $  377,000
Singapore dollar at
 fixed rate(1) ...........  $31,470      54,260     54,260     14,107       -      154,097       5.70%        188,692
2.5% convertible
 notes(2) ................        -           -          -    596,451       -      596,451       5.25%        603,609
Other.....................        -           -          -     11,131       -       11,131                     10,630
                            -------    --------   --------   --------     ---   ----------                 ----------
Total ....................  $31,470    $190,260   $190,260   $757,689       -   $1,169,679                 $1,179,931
                            =======    ========   ========   ========     ===   ==========                 ==========

                                                       As of
                                           ------------------------------
                                            March 31,        December 31,
                                              2003               2002
                                           ----------        ------------
ACCOUNTS PAYABLE
U.S. dollar ............................     $33,422           $ 84,456
Singapore dollar(1) ....................      11,722             16,156
Japanese yen(1) ........................      12,266             14,906
Others .................................      12,173             11,475
                                             -------           --------
Total Payable ..........................     $69,583           $126,993
                                             =======           ========

(1) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to US dollars.

(2) In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. In 2003, we entered into an additional swap in connection with this previously executed interest rate swap. The new swap has incorporated the hedging of the accreting portion of the bond which was not included in the original swap, thereby increasing the hedge effectiveness.

     As of March 31, 2003, 46.5% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 53.5% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the US dollar which is our functional currency, against the Japanese yen, Euro and the Singapore dollar.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in US dollars and borrowing in US dollars.

     The table below provides information about our derivative financial instruments and presents the information in US dollar equivalents.


                                                     As of March 31, 2003
                               ----------------------------------------------------------------         As of
                                         Expected Maturity Date of Notional Amounts                 December 31,
                                            (In thousands, except exchange rate)                        2002
                               ----------------------------------------------------------------     ------------
                                 2003       2004        2005       2006      2007        Total          Total
                               -------     -------    -------      ----      ----       -------     ------------
FORWARD EXCHANGE AGREEMENTS
(Receive S$/Pay US$)
Contract Amount ...........    $18,969     $28,292    $27,409         -         -       $74,670      $ 93,948
Average Contractual
 Exchange Rate.............       1.75        1.75       1.73         -         -

(Receive Yen/Pay US$)
Contract Amount ...........      5,443           -          -         -         -         5,443        11,401
Average Contractual
 Exchange Rate ............     121.47           -          -         -         -

(Receive Euro/Pay US$)
Contract Amount............     11,307           -          -         -         -        11,307        12,676
Average Contractual
 Exchange Rate.............      1.045           -          -         -         -
                               -------     -------    -------       ---       ---       -------      --------
Total Contract Amount          $35,719     $28,292    $27,409         -         -       $91,420      $118,025
                               =======     =======    =======       ===       ===       =======      ========


                                                As of  March 31, 2003
                              ----------------------------------------------------------      As of
                              Expected Maturity Date of Notional Amounts                    December 31,
                                                  (in thousands)                                2002
                              ----------------------------------------------------------    ------------
                                2003      2004       2005      2006       2007    Total        Total
                              -------    -------    -------   -------     ----   -------    ------------
CROSS CURRENCY SWAP
(Swapping S$ into US$)
Contract Amount(1)            $14,108    $28,215    $28,215   $14,107       -    $84,645       $100,415
                              -------    -------    -------   -------     ---    -------       --------
Total  ..................     $14,108    $28,215    $28,215   $14,107       -    $84,645       $100,415
                              =======    =======    =======   =======     ===    =======       ========

(1) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate instrument.

                                        As of March 31, 2003                As of December 31, 2002
                                 ----------------------------------   ----------------------------------
                                 Carrying     Amount     Percentage   Carrying     Amount     Percentage
                                  Amount      Hedged       Hedged      Amount      Hedged       Hedged
                                 --------    --------    ----------   --------    --------    ----------
NON-US DOLLAR LIABILITIES
Accounts payable
  Japanese yen ................  $ 12,266    $  5,443       44.4%     $ 14,906    $ 11,401        76.5%
  Singapore dollar ............    11,722       4,996       42.6        16,156           -           -
  Others ......................    12,173      11,307       92.9        11,474      11,474       100.0
Foreign Currency Loan
 Singapore dollar ............    154,097     154,097      100.0       188,692     188,692       100.0
Future Interest Payable on Debt
 Singapore dollar ............        729         729      100.0         3,647       3,647       100.0
                                 --------    --------      -----      --------    --------       -----
Total.........................   $190,987    $176,572       92.5%     $234,875    $215,214        91.6%
                                 ========    ========      =====      ========    ========       =====


                           PART II - OTHER INFORMATION


Item 1. Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.


Item 2. Changes in Securities and Use of Proceeds

     None


Item 3. Defaults Upon Senior Securities.

     None.


Item 4. Submission of Matters to a Vote of Security Holders.

     None.


Item 5. Other Information

     In addition to the risk factors found in the section captioned "Risk Factors" in our Annual Report on Form-20F filed with the Securities and Exchange Commission, we wish to caution readers that the following new risk factor could affect our results. If the following risk actually occurs, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by us or on our behalf.

RISK RELATED TO INVESTMENT IN A CORPORATION WITH INTERNATIONAL OPERATIONS

THE OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME OR SARS IN EAST ASIA (INCLUDING SINGAPORE) AND ELSEWHERE COULD ADVERSELY IMPACT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The outbreak of SARS in East Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impact our revenues.

While we have taken precautionary measures in response to the outbreak of SARS, we cannot assure you that with these measures, our operations will not be affected by SARS, particularly as information on SARS is still evolving.

While the long term impact of the SARS outbreak is unclear at this time, a prolonged outbreak, or the perception that the outbreak has not been contained, could adversely impact our business, results of operations and financial condition, and seriously harm our company.


Item 6. Exhibits and Reports on Form 6-K

(a)  Exhibits

     None.

(b)  Reports on Form 6-K

     During the quarter ended March 31, 2003, the Company submitted the following current reports on Form 6-K:

1. On January 13, 2003, we submitted a Form 6-K attaching a statement on a technology development agreement that we had submitted to the Singapore Exchange Securities Trading Limited on the same day.

2. On January 29, 2003, we submitted a Form 6-K announcing our fourth quarter and year 2002 results.

3. On February 13, 2003, we submitted a Form 6-K reporting the announcement of our strategy to enhance growth potential and improve cost structure.

4. On March 11, 2003, we submitted a Form 6-K reporting the announcement of our revenue guidance for the first quarter of 2003.

5. On March 14, 2003, we submitted a Form 6-K attaching a statement clarifying a media article of the same date, which we had submitted to the Singapore Exchange Securities Trading Limited.

6. On March 27, 2003, we submitted a Form 6-K attaching a copy of our annual report and the supplementary information for the year ended December 31, 2002.

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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 14, 2003



                             CHARTERED SEMICONDUCTOR
                             MANUFACTURING LTD



                             By: /s/ Chia Song Hwee
                             ---------------------------------------------------
                             Name:  Chia Song Hwee
                             Title: President and Chief Executive Officer



                             By: /s/ George Thomas
                             ---------------------------------------------------
                             Name:   George Thomas
                             Title:  Vice President and Chief Financial Officer

                                       24